FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ≠,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Zakira Amra
Tel               +27 11 562 9775
Mobile         +27 79 694 0267
email           Zakira.Amra@
                    goldfields.co.za
Willie Jacobsz
Tel                +1 508 839 1188
Mobile          +1 857 241 7127
email             Willie.Jacobsz@
                      gfexpl.com
Media Enquiries

Sven Lunsche
Tel                +27 11 562 9763
Mobile          +27 83 260 9279
email             Sven.Lunsche@
                      goldfields.co.za
MEDIA RELEASE

Mineral Resource and Mineral Reserve
Publications
Johannesburg, 23 April 2012: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) has published its
Mineral Resource and Mineral Reserve supplement to the
2011 Integrated Annual Review on the Gold Fields website at
www.goldfields.co.za.
The Gold Fields Mineral Resources and Mineral Reserves
Supplement 2011 is made up as follows:
The Mineral Resources and Mineral Reserves
Overview, which provides a comprehensive overview of
Gold Fields’ Mineral Resources and Mineral Reserves
status on a Group and Regional basis;
Eight operational Technical Short Form Reports, which
give an in-depth review of each operation; and a
Technical Short Form Report of Gold Fields’ Exploration
and Growth Projects.
As at 31 December 2011, Gold Fields Limited had total
attributable precious metal and gold equivalent Mineral
Resources of 217.0 million ounces (31 December 2010: 225.4
million ounces) and Mineral Reserves of 80.6 million ounces
(76.7 million ounces).
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in
Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss
Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 23 April 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs